UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Western Silver Corporation

1550, 1185 West Georgia Street

Vancouver, BC Canada V6E 4E6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F     [X]          Form 40-F     [  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes     [  ]           No      [X]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Western Copper Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2004

Western Silver Corporation

s/   Robert Gayton

Robert Gayton, Corporate Secretary

             NEWS RELEASE

                                                                                                                                                Release 09-2004

July 22, 2004                                                                                                           Trading Symbol:  WTC:TSX

WTZ: AMEX

For immediate release

AMEX ANNOUNCES OPTIONS TRADING ON WESTERN SILVER

VANCOUVER, B.C. – The American Stock Exchange has launched trading in options on seven more companies, including Western Silver Corporation (WTZ).

For more information on trading options on Western Silver please refer to the Amex’s press release of July 19, 2004, entitled American Stock Exchange to Trade Options on an Additional Seven Securities. A copy of the press release can be viewed at http://biz.yahoo.com/prnews/040719/nym172_1.html.

 Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company's primary project, the 100%-owned Peñasquito property in central Mexico, is emerging as a silver-gold-lead-zinc district with significant exploration upside. The Chile Colorado Zone at Peñasquito has been independently confirmed as one of the largest undeveloped silver deposits in the world and is economic at conservative metal prices. Western Silver also has an interest in the world class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon. The Company is listed on the American (AMEX:WTZ) and Toronto (TSX:WTC) stock exchanges.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman and C.E.O.

For more information, please contact:

Gerald Prosalendis of Western Silver, at 604-641-2740.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.  Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995.  Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results.  Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission.